Skadden, Arps, Slate, Meagher & Flom llp

Via EDGAR Sonia Gupta Barros Assistant Director	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 23, 2015
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Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Four Corners Property Trust, Inc.
Form 10
Filed August 11, 2015
File No. 001-37538

Dear Ms. Barros:

On behalf of Four Corners Property Trust, Inc. (the “Company” or “Four Corners”), we refer to the Company’s registration statement on Form 10 (File No. 001-37538) that was filed on August 11, 2015 (the “Registration Statement”) and to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated September 9, 2015 (the “Comment Letter”). In this letter, “Information Statement” means Exhibit 99.1 to the Registration Statement.

We note that we responded to comments 2 and 4 of your Comment Letter in our letter to the Staff dated September 15, 2015 (the “Initial Response Letter”).

In this letter we provide certain additional analysis and information in response to oral comments of the Staff discussed in our conference call with the Staff on September 18, 2015.

Additional information in respect of the Darden rights plans

As described below, Darden currently has a Current Rights Plan (as defined below) in effect that deters any person from acquiring ownership of more than 9.8% of the Company’s outstanding common stock during the period leading up to the Spin-Off. The Current Rights Plan exists for the limited purpose of preserving Darden’s ability to effect a pro rata dividend of the Company’s shares in connection with the Spin-Off and to facilitate our compliance with REIT requirements. In contrast, Darden’s Prior Rights Plan (as defined below) was a “poison pill” implemented to protect shareholders from coercive or otherwise

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 23, 2015

unfair takeover tactics. The Prior Rights Plan was removed by Darden following a review of its corporate governance practices, rather than in connection with the Spin-Off or any other contemplated real estate transaction. Neither adoption nor termination of the Prior Rights Plan nor the adoption of the Current Rights Plan required approval by the shareholders of Darden.

(A)	Prior Rights Plan

On May 16, 2005, Darden filed a Form 8-K with the Commission disclosing that its board of directors had authorized the adoption of a Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics (the “Prior Rights Plan”). In announcing details of the Prior Rights Plan, Clarence Otis, Jr., the Chief Executive Officer of Darden at such time, stated:

"The Rights, which are replacing certain preferred share purchase rights that will expire on May 24, 2005, are designed to assure that all of Darden's shareholders receive fair and equal treatment in the event of any proposed takeover of [Darden] and to guard against abusive tactics to gain control of Darden without paying all shareholders an appropriate premium. The Rights are not being adopted in response to any specific takeover effort, and will not prevent a takeover, but should encourage anyone seeking to acquire [Darden] to negotiate with the Board prior to attempting a takeover."

The Prior Rights Plan imposed a significant penalty upon any person or group which acquired beneficial ownership of 15% or more of Darden’s outstanding common stock without the prior approval of the board of directors of Darden. If a person or group acquired 15% or more of Darden's outstanding common stock, each right entitled its holder (other than such person or members of such group) to purchase, at the applicable exercise price, a number of Darden's common shares having a market value of twice the exercise price. In addition, if Darden was acquired in a merger or other business combination transaction after a person has acquired 15% or more of the Company's outstanding common stock, each right would have entitled its holder to purchase, at the applicable exercise price, a number of the acquiring company's common shares having a market value of twice the exercise price. The acquiring person was not entitled to exercise these rights. The board of directors of Darden was also authorized to reduce the 15% thresholds referred to above to not less than 10%.

On November 13, 2014, Darden filed a Form 8-K with the Commission disclosing that the Nominating and Governance Committee of the board of directors of Darden had completed a comprehensive review of Darden’s corporate governance practices and announced that Darden was implementing a number of reforms designed to ensure that Darden’s policies are aligned with shareholder interests and corporate governance best practices. One such change was the termination of the Prior Rights Plan on November 28, 2014.

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 23, 2015

(B)	Current Rights Plan

On June 23, 2015, Darden filed a Form 8-K and Form 8-A with the Commission disclosing that it has adopted a temporary REIT protection shareholder rights plan (the “Current Rights Plan”).

Darden announced that:

“In order to preserve [Darden’s] ability to effect a pro rata dividend of the REIT shares in connection with the proposed REIT Transaction, [Darden’s] Board adopted a short-term shareholder rights plan (the “Rights Plan”) to deter any person from acquiring ownership of more than 9.8% of the Company’s outstanding common stock during the period leading up to the REIT Transaction.”

The Current Rights Plan is designed for the limited purpose of accomplishing the Spin-Off, and is narrowly tailored for that purpose. The reason the Current Rights Plan was put in place was to assist the Company in complying with the limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code (the “Code”).

Prior to the adoption of the Current Rights Plan, no Darden shareholder beneficially owned more than 9.8% of its common stock. However, if any Darden shareholder were to acquire beneficial ownership of more than 9.8% of the common stock of Darden, Darden may be unable to effect the Spin-Off as a pro rata distribution to shareholders. This is because if any existing Darden shareholder were to receive greater than 9.8% of the common stock of the Company, that could prevent the Company from complying with the limitations on the concentration of ownership of REIT stock imposed by the Code.

The Current Rights Plan will expire upon the earliest of (i) June 23, 2016, (ii) the first business day after the closing of the Spin-Off, or (iii) the time at which the Rights are redeemed or exchanged under the Current Rights Plan. Under the Current Rights Plan, any person or group that acquires beneficial ownership of 9.8% or more of the Darden’s common stock without approval of the board of directors of Darden would be subject to significant dilution. However, a tender or exchange offer for all of the stock of Darden would not trigger the Current Rights Plan. Hence the Current Rights Plan would not discourage takeover offers for Darden.

The limitation on share ownership imposed by the Current Rights Plan is consistent with the limitations that will be imposed by the Company’s amended and restated articles of incorporation upon the Spin-Off. As referred to in the Information Statement, the Company’s charter will provide for restrictions on ownership and transfer of our shares of stock, including, subject to certain exceptions, prohibitions on any person beneficially or constructively owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of the Company’s common stock, or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of the Company’s stock.

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 23, 2015

Additional analysis in relation to the response to comment 4 on the Initial Response Letter

The Company respectfully submits that the purpose of the Registration Statement is to provide shareholders of Darden with information in relation to the common stock of the Company, which shareholders of Darden will receive stock solely by virtue of their ownership of the shares of Darden’s common stock on the record date for the Spin-Off.

The Company further respectfully submits that the Company’s Registration Statement contains information that is necessary for a shareholder of the Company to understand the ongoing relationship between the Company and Darden following the Spin-Off. This disclosure includes the following:

•
The Information Statement (when re-filed as Amendment No. 1) is expected to disclose that the Company’s unaudited pro forma consolidated statement of income for the year ended December 31, 2014 discloses that pro forma rental income for the Company for such period would have been $104.7 million (calculated on a pro forma basis in accordance with GAAP). This Company income amount is approximately equal to the Darden Rent Payment (as defined below).

•
The Information Statement (when re-filed as Amendment No. 1) is expected to disclose that the Company’s unaudited pro forma consolidated statement of income for the year ended December 31, 2014 discloses that pro forma depreciation expense for the Company for such period would have been $47.4 million (calculated on a pro forma basis in accordance with GAAP). This Company expense amount is approximately equal to the Darden Depreciation Expense Reduction (as defined below).

We note, furthermore, Darden has been, and will be disclosing required information in relation to the impact of the Spin-Off on Darden and the Darden common stock giving effect to the Spin-Off in accordance with Darden’s Exchange Act reporting obligations.

Most notably, following consummation of the Spin-off, Darden will file pro forma financial information in relation to the Spin-Off as is required under its Exchange Act reporting obligations.

Moreover, even though pro forma financial statements are not yet required to be filed by Darden pursuant to its own reporting obligations, on September 22, 2015, in connection with the release of Darden’s FY2016 first quarter results, Darden published on its website certain information on the anticipated financial impact of the Spin-Off (including sale leasebacks of 424 restaurant real estate assets) on Darden’s financial condition and results of operations. When taken together with the impact of additional sale leaseback transactions of 64 restaurants which are in progress, this estimated impacts include:

•	an estimated rent expense of approximately $116 million per year (calculated in accordance with GAAP), with an estimated cash flow impact of $108 million per year

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 23, 2015

resulting from the payment of rent by Darden to the Company (the “Darden Rent Payment”);

•	an estimated reduction in annual depreciation charges of approximately $51 million (the “Darden Depreciation Expense Reduction”); and

•
an estimated reduction in annual interest expense of approximately $45 million (the “Darden Interest Expense Reduction”) as a result of the retirement by Darden of approximately $1 billion of debt in connection with the Spin-Off.

We believe these items, which have already been disclosed by Darden, represent the primary impacts on Darden's results of operations as a result of the Spin-Off. As disclosed in the Registration Statement, the Company expects to generate revenues primarily by leasing the Four Corners Properties to Darden through triple-net lease arrangements. Under triple-net lease arrangements, the tenant is primarily responsible for ongoing costs relating to the properties (including property taxes, insurance, common area maintenance charges and maintenance and repair costs). Therefore, Darden will continue to be responsible for ongoing costs relating to the properties and Darden expects that the Spin-Off will not meaningfully impact the expenses that Darden currently incurs in connection with its operations of the Four Corners Properties.

The Company respectfully submits that Darden shareholders have been, and will be, provided with the required information in relation to the impact of the Spin-Off on Darden and the Darden common stock giving effect to the Spin-Off in accordance with Darden’s Exchange Act reporting obligations.

Including pro forma financial information of Darden will not provide shareholders of the Company with material information beyond what is already disclosed by Darden and the Company, respectively, and would not help shareholders of the Company to better understand the risks or potential value of the common stock of the Company. Further, given the insignificant impact of the Spin-Off on Darden’s net income resulting from the offsetting of reduced depreciation and interest expense against Darden’s new rent obligations, the Spin-Off is not expected to materially impact Darden’s results of operations on a pro forma basis. Therefore, the disposition of the Four Corners Properties, while involving the property of approximately one third of Darden’s restaurants, will not involve any of Darden’s other assets or result in Darden disposing of or exiting a substantial part of its operations. Therefore, we respectfully submit that pro forma financial information of Darden is not required to be included in the Information Statement.

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 23, 2015

Should any member of the Staff have any questions or comments concerning this letter, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2439.

Sincerely,

/s/ Laura Kaufmann Belkhayat Laura Kaufmann Belkhayat

cc:	Anthony G. Morrow, Esq., Corporate Secretary Four Corners Property Trust, Inc.

Joseph A. Coco, Esq. Skadden, Arps, Slate, Meagher & Flom LLP